UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 14, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2019

On August 14, 2019, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2019 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.

Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the three months ended June 30, 2019, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2019		As of June 30, 2019
Assets
Cash and Due from Banks		45,108,602		40,632,524
Call Loans and Bills Purchased		648,254		537,815
Receivables under Resale Agreements		12,997,628		15,099,037
Guarantee Deposits Paid under Securities Borrowing Transactions		2,578,133		2,455,503
Other Debt Purchased		2,828,959		3,057,012
Trading Assets		12,043,608		15,283,145
Money Held in Trust		351,889		361,297
Securities	*2	29,774,489	*2	29,533,185
Loans and Bills Discounted	*1	78,456,935	*1	79,049,661
Foreign Exchange Assets		1,993,668		1,965,247
Derivatives other than for Trading Assets		1,328,227		1,498,187
Other Assets		4,229,589		4,911,392
Tangible Fixed Assets		1,037,006		1,080,199
Intangible Fixed Assets		620,231		617,221
Net Defined Benefit Asset		982,804		989,378
Deferred Tax Assets		37,960		40,808
Customers’ Liabilities for Acceptances and Guarantees		6,062,053		5,937,165
Reserves for Possible Losses on Loans		(287,815)		(281,674)

Total Assets		200,792,226		202,767,108

	(Millions of yen)
	As of March 31, 2019	As of June 30, 2019
Liabilities
Deposits	124,311,025	121,852,608
Negotiable Certificates of Deposit	13,338,571	13,277,499
Call Money and Bills Sold	2,841,931	2,559,239
Payables under Repurchase Agreements	14,640,439	17,864,461
Guarantee Deposits Received under Securities Lending Transactions	1,484,584	1,911,860
Commercial Paper	941,181	459,600
Trading Liabilities	8,325,520	9,823,365
Borrowed Money	3,061,504	1,993,166
Foreign Exchange Liabilities	669,578	485,195
Short-term Bonds	355,539	353,829
Bonds and Notes	8,351,071	8,076,261
Due to Trust Accounts	1,102,073	1,112,693
Derivatives other than for Trading Liabilities	1,165,602	1,216,332
Other Liabilities	4,512,325	6,594,675
Reserve for Bonus Payments	68,117	15,643
Reserve for Variable Compensation	2,867	3,292
Net Defined Benefit Liability	60,873	60,969
Reserve for Director and Corporate Auditor Retirement Benefits	1,389	1,077
Reserve for Possible Losses on Sales of Loans	630	1,076
Reserve for Contingencies	4,910	5,087
Reserve for Reimbursement of Deposits	19,068	17,296
Reserve for Reimbursement of Debentures	25,566	24,043
Reserves under Special Laws	2,473	2,472
Deferred Tax Liabilities	185,974	173,096
Deferred Tax Liabilities for Revaluation Reserve for Land	63,315	63,315
Acceptances and Guarantees	6,062,053	5,937,165

Total Liabilities	191,598,188	193,885,325

Net Assets
Common Stock and Preferred Stock	2,256,767	2,256,767
Capital Surplus	1,138,449	1,137,550
Retained Earnings	3,915,521	3,982,168
Treasury Stock	(7,703)	(6,433)

Total Shareholders’ Equity	7,303,034	7,370,053

Net Unrealized Gains (Losses) on Other Securities	1,186,401	1,079,290
Deferred Gains or Losses on Hedges	(22,282)	34,121
Revaluation Reserve for Land	137,772	137,772
Foreign Currency Translation Adjustments	(111,057)	(122,144)
Remeasurements of Defined Benefit Plans	254,936	244,373

Total Accumulated Other Comprehensive Income	1,445,770	1,373,414

Stock Acquisition Rights	707	230
Non-controlling Interests	444,525	138,084

Total Net Assets	9,194,038	8,881,782

Total Liabilities and Net Assets	200,792,226	202,767,108

(2) Quarterly Consolidated Statement of Income and

      Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the three months ended June 30, 2018		For the three months ended June 30, 2019
Ordinary Income		957,667		988,825
Interest Income		472,864		528,821
Interest on Loans and Bills Discounted		287,227		327,955
Interest and Dividends on Securities		73,376		58,672
Fiduciary Income		11,476		14,017
Fee and Commission Income		166,932		176,539
Trading Income		74,455		90,449
Other Operating Income		89,272		122,732
Other Ordinary Income	*1	142,667	*1	56,266
Ordinary Expenses		748,562		768,975
Interest Expenses		277,446		348,850
Interest on Deposits		101,705		135,667
Fee and Commission Expenses		40,769		42,064
Trading Expenses		—		221
Other Operating Expenses		21,032		19,687
General and Administrative Expenses		355,066		328,430
Other Ordinary Expenses	*2	54,247	*2	29,722

Ordinary Profits		209,104		219,849

Extraordinary Gains	*3	8,031	*3	910
Extraordinary Losses	*4	821	*4	3,384

Income before Income Taxes		216,313		217,375

Income Taxes:
Current		45,765		54,908
Deferred		3,228		(3,635)

Total Income Taxes		48,993		51,273

Profit		167,320		166,102

Profit Attributable to Non-controlling Interests		6,304		3,663

Profit Attributable to Owners of Parent		161,015		162,438

      Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the three months ended June 30, 2018	For the three months ended June 30, 2019
Profit	167,320	166,102
Other Comprehensive Income	4,441	(71,780)
Net Unrealized Gains (Losses) on Other Securities	52,684	(106,210)
Deferred Gains or Losses on Hedges	(20,443)	56,455
Foreign Currency Translation Adjustments	(13,922)	(11,401)
Remeasurements of Defined Benefit Plans	(9,720)	(10,478)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(4,156)	(145)

Comprehensive Income	171,761	94,321

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	167,705	90,082
Comprehensive Income Attributable to Non-controlling Interests	4,055	4,239

Notes to Quarterly Consolidated Financial Statements

Changes in Accounting Policies

MHFG has applied “Leases” (IFRS 16 and ASU 2016-02) at some consolidated subsidiaries from the first quarter ended June 30, 2019. Accordingly, lessees recognize assets and liabilities for all leases as a general rule.

In accordance with transitional treatment, MHFG has recognized the impact of this accounting standard cumulatively as of the date of adoption for balances at the beginning of the first quarter ended June 30, 2019.

The impact on the consolidated financial statements for the first quarter ended June 30, 2019 is immaterial.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s position in their respective company (“Stock Compensation I”) and the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their position. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the Company Group’s performance, the performance of organizations (in-house companies and units, etc.) that each Company Group Officer is in charge of and the performance of each Company Group Officer. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of June 30, 2019 was ¥3,457 million for 18,323 thousand shares (the carrying amount as of March 31, 2019 was ¥3,569 million for 18,917 thousand shares).

Notes to Quarterly Consolidated Balance Sheet

*1.	Non-Accrual, Past Due & Restructured Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2019	As of June 30, 2019
Loans to Bankrupt Obligors	11,393	10,336
Non-Accrual Delinquent Loans	379,225	421,735
Loans Past Due for Three Months or More	436	338
Restructured Loans	195,366	213,991
Total	586,422	646,401

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2019	As of June 30, 2019
1,503,395	1,499,468

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the three months ended June 30, 2018	For the three months ended June 30, 2019
Gains on Sales of Stocks	98,447	40,336
Share of profit of entities accounted for using equity method	4,215	11,451

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the three months ended June 30, 2018	For the three months ended June 30, 2019
Losses on Sales of Stocks	9,308	7,090

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the three months ended June 30, 2018	For the three months ended June 30, 2019
Gains on Disposition of Fixed Assets	1,138	909
Gains on Cancellation of Employee Retirement Benefit Trust	6,890	—

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the three months ended June 30, 2018	For the three months ended June 30, 2019
Losses on Impairment of Fixed Assets	448	2,508
Losses on Disposition of Fixed Assets	373	876

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the three months ended June 30, 2019. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the three months ended June 30, 2018 and 2019 are as follows:

	(Millions of yen)
	For the three months ended June 30, 2018	For the three months ended June 30, 2019
Depreciation	42,765	30,107
Amortization of Goodwill	1,030	1,019

Changes in Net Assets

For the three months ended June 30, 2018

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2018	Common Stock	95,186	3.75	March 31, 2018	June 4, 2018	Retained Earnings
The Board of Directors

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2018 include ¥49 million of cash dividends on treasury stock held by BBT trust account.

For the three months ended June 30, 2019

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2019	Common Stock	95,197	3.75	March 31, 2019	June 4, 2019	Retained Earnings
The Board of Directors

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2019 include ¥70 million of cash dividends on treasury stock held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the three months ended June 30, 2018

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	164,621	103,397	87,213	119,606	12,429	17,833	505,099
General and administrative expenses (excluding Non-Recurring Losses and others)	180,799	52,298	54,901	51,876	6,737	11,055	357,666
Equity in income from investments in affiliates	1,435	452	1,731	—	255	342	4,215
Amortization of goodwill and others	91	106	92	586	2,000	528	3,403
Others	—	—	—	—	—	(5,280)	(5,280)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(14,834)	51,445	33,951	67,144	3,947	1,310	142,963

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥29,347 million, of which ¥25,063 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April, 2019, reclassification was made on the above table to reflect the relevant change.

For the three months ended June 30, 2019

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	151,678	106,895	103,718	135,245	11,574	16,186	525,296
General and administrative expenses (excluding Non-Recurring Losses and others)	164,891	50,082	58,596	51,158	6,994	6,875	338,596
Equity in income from investments in affiliates	2,482	477	3,120	—	165	5,207	11,451
Amortization of goodwill and others	91	106	92	586	1,943	495	3,313
Others	—	—	—	—	—	(3,004)	(3,004)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(10,822)	57,184	48,150	83,501	2,802	11,018	191,833

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥3,560 million, of which ¥1,677 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.

The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the three months ended June 30, 2018 and 2019, are as follows:

	(Millions of yen)
	For the three months ended June 30, 2018	For the three months ended June 30, 2019
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	142,963	191,833
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	6,003	13,479
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(13,380)	(5,299)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	35,951	3,677
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	50,974	24,654
Net Extraordinary Gains (Losses)	7,209	(2,474)
Others	(13,408)	(8,495)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	216,313	217,375

Securities

*

In addition to “Securities” on the quarterly consolidated balance sheet, Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. Unlisted stocks and others, the fair values of which are deemed extremely difficult to determine, are excluded.

1.	Bonds Held to Maturity

As of March 31, 2019

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	1,119,898	1,139,806	19,907
Foreign Bonds	482,311	469,782	(12,528)
Total	1,602,209	1,609,588	7,378

As of June 30, 2019

			(Millions of yen)
	Quarterly Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	879,903	899,272	19,368
Foreign Bonds	446,516	437,306	(9,210)
Total	1,326,420	1,336,578	10,158

(Note)	The fair value is based on market prices as of June 30, 2019 (March 31, 2019) and other data.

2.	Other Securities

As of March 31, 2019

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Stocks	1,419,898	3,143,560	1,723,661
Bonds	14,781,679	14,786,949	5,270
Japanese Government Bonds	11,890,213	11,896,134	5,921
Japanese Local Government Bonds	208,307	209,891	1,583
Japanese Corporate Bonds	2,683,158	2,680,923	(2,234)
Other	9,956,100	9,917,034	(39,065)
Foreign Bonds	7,394,627	7,418,321	23,694
Other Debt Purchased	164,925	166,115	1,189
Other	2,396,547	2,332,597	(63,949)
Total	26,157,679	27,847,545	1,689,866

As of June 30, 2019

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Stocks	1,404,501	2,946,631	1,542,130
Bonds	14,458,201	14,466,131	7,930
Japanese Government Bonds	11,549,485	11,555,122	5,636
Japanese Local Government Bonds	221,888	222,818	929
Japanese Corporate Bonds	2,686,826	2,688,191	1,364
Other	10,409,298	10,402,752	(6,546)
Foreign Bonds	7,529,244	7,564,903	35,658
Other Debt Purchased	164,010	165,396	1,385
Other	2,716,043	2,672,452	(43,590)
Total	26,272,001	27,815,515	1,543,513

(Notes)	1.	Unrealized Gains (Losses) include ¥30,128 million and ¥38,000 million, which were recognized in the statements of income for the year ended March 31, 2019 and the three months ended June 30, 2019, respectively, by applying the fair-value hedge method.
	2.	As for the quarterly consolidated balance sheet amount (consolidated balance sheet amount), fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price, or other reasonable value during the last month of the three months ended June 30, 2019 (last month of the fiscal year ended March 31, 2019), and fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value as of June 30, 2019 (March 31, 2019).
	3.	Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the three months ended June 30, 2019 (the fiscal year ended March 31, 2019) (impairment (devaluation)), if the fair value (primarily the closing market price as of June 30, 2019 (March 31, 2019)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2019 was ¥4,736 million.

The amount of impairment (devaluation) for the three months ended June 30, 2019 was ¥4,995 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

• Securities whose fair value is 50% or less of the acquisition cost

• Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

	4.	Floating-rate Japanese Government Bonds

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value on the quarterly consolidated balance sheet (consolidated balance sheet).

In deriving the reasonably calculated prices, we used the Discounted Cash Flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2019

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	4,641	4,641	—

As of June 30, 2019

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	5,430	5,430	—

Derivatives Information

(1)	Interest Rate-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	10,208,343	(1,049)	(1,049)
	Options	435,480	56	(60)
Over-the-Counter	FRAs	48,732,236	(3,005)	(3,005)
	Swaps	966,738,777	149,547	149,547
	Options	13,342,004	865	865
Inter-Company or Internal Transactions	Swaps	17,711,961	(6,133)	(6,133)

Total		—	140,280	140,163

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

As of June 30, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	10,358,510	(2,857)	(2,857)
	Options	330,652	(240)	(182)
Over-the-Counter	FRAs	47,867,377	(2,715)	(2,715)
	Swaps	992,698,676	232,165	232,165
	Options	17,312,207	(11,676)	(11,676)
Inter-Company or Internal Transactions	Swaps	18,924,273	(80,473)	(80,473)

Total		—	134,201	134,259

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	70,451	—	—
Over-the-Counter	Swaps	51,184,817	169,309	87,121
	Forwards	104,139,403	13,191	13,191
	Options	7,453,521	5,154	998
Inter-Company or Internal Transactions	Swaps	2,980,292	(132,328)	20,267
	Forwards	10,465	84	84

Total		—	55,411	121,663

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of June 30, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	53,452	—	—
Over-the-Counter	Swaps	52,589,964	130,489	60,438
	Forwards	102,424,133	18,250	18,250
	Options	6,758,098	9,270	3,071
Inter-Company or Internal Transactions	Swaps	2,901,861	(185,299)	17,140
	Forwards	9,498	48	48

Total		—	(27,241)	98,949

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

(3)	Stock-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	1,024,237	(7,874)	(7,874)
	Index Futures Options	3,085,336	(18,874)	(10,406)
Over-the-Counter	Equity Linked Swaps	332,369	27,124	27,124
	Options	695,868	16,828	16,828
	Other	371,911	283	283

Total		—	17,487	25,955

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

As of June 30, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	937,612	(4,775)	(4,775)
	Index Futures Options	3,297,648	(21,509)	(6,795)
Over-the-Counter	Equity Linked Swaps	396,520	30,269	30,269
	Options	708,741	15,088	15,088
	Other	359,316	1,355	1,355

Total		—	20,427	35,142

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

(4)	Bond-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	1,467,056	858	858
	Futures Options	382,381	65	(64)
Over-the-Counter	Options	1,265,997	(642)	(659)
	Other	269,146	(617)	(617)

Total		—	(336)	(482)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of June 30, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	2,134,463	(1,166)	(1,166)
	Futures Options	251,672	132	(156)
Over-the-Counter	Options	1,491,554	(976)	(1,021)
	Other	87,626	199	199

Total		—	(1,810)	(2,144)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

(5)	Commodity-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	25,117	1,288	1,288
	Futures Options	233	(11)	3
Over-the-Counter	Options	412,211	1,326	1,326

Total		—	2,603	2,618

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of June 30, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	28,298	573	573
	Futures Options	775	—	(7)
Over-the-Counter	Options	389,829	1,390	1,390

Total		—	1,964	1,956

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(6)	Credit Derivative Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	3,093,756	1,343	1,343

Total		—	1,343	1,343

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of June 30, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	3,353,995	(1,522)	(1,522)

Total		—	(1,522)	(1,522)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the three months ended June 30, 2018	For the three months ended June 30, 2019
(1) Net Income per Share of Common Stock	Yen	6.34	6.40
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	161,015	162,438
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	161,015	162,438
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	25,364,804	25,360,510

(2) Diluted Net Income per Share of Common Stock	Yen	6.34	6.40
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	5,302	2,504
Stock Acquisition Rights	Thousands of shares	5,302	2,504
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Note)	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the three months ended June 30, 2018, was 13,319 thousand and the average number of such Treasury Stock shares deducted during the three months ended June 30, 2019, was 18,662 thousand.

II.	Others

At the meeting of the Board of Directors held on May 15, 2019, the year-end cash dividends for the 17th term were resolved as follows:

Total amount of year-end cash dividends	¥95,197 million
Year-end cash dividends per share
Common Stock	¥3.75
Effective date and starting date of dividend payments	June 4, 2019